Mail Stop 4561

July 26, 2006

By U.S. Mail and facsimile to 908-956-3865

John S. Fiore
President and Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
Cranford, New Jersey 07016

      Re: Synergy Financial Group, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2005
            File No. 000-50467

Dear Mr. Fiore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Joyce Sweeney
            Accounting Branch Chief